Mail Stop 3561

February 28, 2007

Via Fax [303-790-4780] & U.S. Mail

Mr. Trent Carman
Air Methods Corporation
7301 South Peoria
Englewood, Colorado 80112

      Re: **Air Methods Corporation**
                 Form 10-K for the year ended December 31, 2005
                 Filed March 16, 2006
                 File No. 000-16079

Dear Mr. Carman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                         Sincerely,

                                         David R. Humphrey
                                         Accounting Branch Chief